

Gerardo Rioseco Rubio

CFO en ViiT Health

Mexico City, Mexico · **Contact info**

88 connections

ViiT Health

Experience



Group CFO
ViiT Health · Full-time
May 2021 – Present · 6 mos
Nuevo México, Estados Unidos



Miembro del Consejo
Bauns · Self-employed
Oct 2020 – Present · 1 yr 1 mo

deq

Deq Innovation
5 yrs 8 mos

Fundador
Self-employed
Mar 2016 – Present · 5 yrs 8 mos
Ciudad de México, México

CEO
Jan 2017 – Oct 2020 · 3 yrs 10 mos
México

Education



IBERO
Licenciatura, Negocios Internacionales
2012 – 2017